UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2022

Wireless Electrical GRID LAN, WiGL Inc.

A Virginia Corporation

(Exact name of registrant as specified in its charter)

Commission File No. 24R-00084

Delaware	84-4888797
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1919 Commerce Drive, Suite #120, Hampton, VA	23666
(Address of principal executive offices)	(Zip Code)

626-401-1866
Registrant’s telephone number, including area code

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report, the term “WIGL,” “we,” “us,” “our,” or “the company” refers to Wireless electrical Grid LAN.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE ANNUAL REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

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Item 1. Business

Overview

Background

Wireless Electrical Grid LAN, WiGL Inc. was incorporated on February 26, 2020 under the laws of the state of Virginia, and is headquartered in Hampton, VA. The company is engineering the technology to enable consumers to ditch cords and wires and operating their devices on the move or recharge their battery while they use their device wirelessly. By expanding the engineering behind the company’s patent, the company through wireless energy pioneering intends to bring consumers the ability to synchronize, create and sell products that manage and reduce costs associated with wirelessly powering devices.

The idea for WiGL came from our founder’s work with previous entities, specifically Glover 38th St Holdings, LLC (“G38”). G38 is a government consulting company formed in 2012. Dr. Glover is the CEO of G38. G38 assisted the United States Air Force Research Lab with the development of 5G for Advanced Training Waveforms (“5G ATW”).

During the 5GATW government tests, Dr. Glover realized that in addition to the data provided by 5G technologies, there was also a need for power to those same devices. In 2017, Dr. Glover and Cherif Chibane, under contract to G38, began to solve, what they deemed “the wireless electrical power challenge.” During May 2018, a utility patent was granted to Dr. Glover and Mr. Chibane by the U.S. Patent Office.

In 2019, the patent was assigned to G38 so that WiGL could continue prototyping and advancing the technology. On March 3, 2021, the patent and the associated trademark was assigned to WiGL.

Milestones

We believe in our patented technologies, successful research initiatives, and market traction. Below is a list of milestones that we have achieved since inception.

From 2020 until present, we achieved the following milestones:

●	WiGL contracted RFD diagnostics to demonstrate far-field wireless power over 3 feet with a single transmitter and multiple light emitting diode receivers.

●	Awarded a contract to demonstrate WiGL in a fighter helmet for the Department of Defense demonstrations at the WiGL’s World Fair 2.0 at Altus Air Force Base.

●	WiGL contracted Florida International University to demonstrate wireless power over 3 feet with a single transmitter and a single receiver to recharge a capacitor connected to a cellphone, thereby, demonstrating

●	capabilities similar to the fighter helmet. We proved that WiGL can recharge a cellphone at a VA Tech Research Center’s Tech Talk using commercially

●	available off the shelf products; modified so that they were WiGL enabled.

●	WiGL was awarded an AFWERX Wireless Power Small Business Innovation Proposal (SBIR) in 2021.

●	WiGL contracted Florida International University to demonstrate wireless power over 3 feet with a multiple

●	transmitters and a single receiver to recharge a capacitor connected to a cellphone, while the cellphone was in motion.

●	WiGL is partnering with competitors that have since become partners, with the intent that WiGL enabled offerings can begin entering the Department of Defense market by the end of Q4 2022.

●	During Interim 2022, the Company entered into a contract with the Department of Defense that included eight tasks for a total contract amount of $749,999. As of January 31, 2023, 2022, five phases of the contract have been completed. Below is a description of the 8 tasks:

TASK #	DESCRIPTION
1-3	Create prototypes of the transmitters (Tx) and receivers (Rx)
4	WiGL engineers demonstrate to the Department of Defense a Tx network and a roaming Rx in the laboratory. Complete a mock trial of Task 6.
5

Update and design WiGL’s World Fair 2.0 (“WWF 2.0”) based on Department of Defense feedback from Task 4.

Information required by the Department of Defense to describe the WiGL’s World Fair 2.0 includes, but is not limited to the following: size of fair, number of devices to be included in the fair, location of the demonstrations, participants, etc.

6

A demonstration of the WWF 2.0

Location: Department of Defense base.

Participants: Individuals that are on active duty. WiGL engineers will not be running the demonstration.

Device in Use by Participants: mission critical devices sued by the participants.

7	Roadmap for the Department of Defense to purchase additional Tx, Rx and WiGL eNERGY devices. Request for additional funding.
8	Final report.

●	During 2022 WiGL performed a successful lab demonstration of both a PowerCast and Energous WiGL-enabled transmitter network for the Department of Defense.

●	During 2022 WiGL performed a successful lab demonstration of both a PowerCast and Energous WiGL-enabled receiver, plus PowerBank to recharge an Apple and Samsung cellphone on a touchless Wireless Power Transfer (tWPT) network.

●	During 2022 WiGL performed a successful lab demonstration of the Saltwater Generator (“SWG”): WiGL eNERGY.

●	In January 2023, the company demonstrated the SWG and tWPT, live, to the Air Force Installation Mission Support Center and Air Force Security Forces Center.

●	WiGL is contracted to demonstrate the WiGL’s World Fair 2.0 at Altus Air Force Base in the Spring/Summer of 2023.

●	During 2022 WiGL began manufacturing SWG prototypes and minimally viable products. The company intends to commercialize these product in 2024-2026.

●	In 2022, WiGL was awarded a $75,000 contract with AFWERX for its patented peer-to-peer power sharing using tWPT and/or wired resources.

Vision

Imagine getting electric power the same way we wirelessly get to the internet. WiGL allows for powering or recharging devices using our over-the-air wireless electrical power network. We aim to power consumer, business, and technical devices on the move, or recharge batteries while using those devices. Our vision is for people across the globe to simply ask, “how do I get on your WiGL network?” WiGL intends to be the most widely recognized brand name for all things related to wireless power delivery.

We envision a future of WiGL everywhere, from your home kitchen to city hall. Imagine a world where essential power is made available worldwide via WiGL enabled transmitters embedded in streets, on light poles, and TVs, powering everything from your Christmas tree to cell phone cases to military devices. Imagine a world where WiGL’s competitors become partners that make and sell WiGL enabled products to enable seamless meshed networks of WiGL touchless wireless power on the move.

Market Overview

The wireless and wired charging solutions market is estimated to grow to $25 billion in 2022. The massive adoption of physical devices around the world that are now connected to the internet, all collecting and sharing data (the “Internet of Things or “IoT”), with 31 billion devices already connected and 75 billion estimated by 2027 drives this remarkable growth. WiGL plans to significantly expand the wireless transmission market even beyond current predictions. Our goal is to replace the traditional wired segment, which represents a total available market of over $49 billion.

How WiGL Works

WiGL works just like traditional WiFi, however, instead of transmitting and receiving WiFi data, a WiGL enabled transmitter (“Tx”) uses the same raw radio frequency (“RF”) or light as noise but harvests the energy-noise as raw power.

●	WiGL converts AC or DC Smarter Power (“P/LAN”) into a two-way signal via a Tx.

●	The Tx then routes a directed WiGL signal to a known receiver connected to or within a smart device.

●	The receiver then converts the EMR or RF signal into DC to harvest the power.

●	The receiver power is then stored or used to power the device.

Like cellphone towers, WiGL Tx’s are smartly connected allowing for near endless distance.

To support smarter, greener power, we intend to produce an additional offering - WiGL eNERGY Units (“WiGL eNERGY Units”). The WiGL eNERGY Units will function as a self-generating power router for energy transmission that enables remote location mesh networks. In other words, if you are going off the grid you can take WiGL with you.

We believe our patented technologies may provide greater security, cleaner and less wasteful energy, and increases efficiency by using the same signals that deliver your WiFi.

Recently, our developing services were successfully demonstrated at VA Tech Research Center’s Tech Talk with Florida International University. This demonstration involved both use in a pilot helmet for the Department of Defense, as well as with a common cell phone. WiGL used modified off the shelf products to show that WiGL technologies could be available soon, via partnerships.

The Problem that WiGL Solves

Limited battery technologies can’t keep up IoT. IoT devices operate 24/7 and are mainly operated by batteries. However, even the latest battery technology has limited autonomy, long charge-times, high costs, harsh environmental impact, and risks of accidents. All of these issues can restrain the power and potential to fully implement IoT into our lives. Today’s definition of wireless must also include wireless electrical power to overcome battery limitations or 24/7 mobile power needs.

We believe that portable electronic devices are at the heart of the IoT revolution. At WiGL, we’re aiming to shift the paradigm where IoT devices are no longer dependent on batteries and their drawbacks. This way, our customers can realize the full potential of IoT, with invaluable benefits for people, companies, and governments, collectively, our target user base. WiGL aims to become an essential mobile service for small devices that use batteries, up to larger devices that can be recharged via a WiGL enabled case (for example, a cellphone case).

Development Roadmap

WiGL is still currently in early developmental stages. Currently, there are leaders in the wireless power industry that WiGL intends to leverage via a B2B partnership to create WiGL enabled products. Specifically, on November 1, 2020 we entered into a Consultancy Agreement with Guinn Partners to build three new developmental prototypes in support of upcoming demonstrations for the Department of Defense via our compete-mates (competitors turned into partners):

●	A small WiGL enabled transmitter that plugs into a home or business electrical outlet. We believe this prototype will be delivered to the Air Force by August 2022.

●	WiGL enabled phone case receivers that recharge your battery on the move. We believe this prototype will be delivered to the Air Force by August 2022.

●	WiGL enabled receivers for autonomous robots and drones. We believe this prototype will be delivered to the Air Force by August 2022.

Beginning in in February 2021, WiGL has been selected by AFWERX & The National Science Foundation to pitch and advance the technology from government use to commercial applications.

During 2022 we pursed the following:

●	License agreements with compete-mates.

●	Created end-user products via our compete-mates manufacturing expertise for small battery powered devices.

●	Formed strong partnerships with market leaders through strategic and successful demonstrations of WiGL enabled Tx and Rx on manufacturer’s existing products.

●	Grew our sales team.

By December 31, 2023 we intend to reach commercial launch, leading to larger IoT device recharging at or near 5V at 1W. We intend to do the following so that we can reach commercial launch:

●	Acquire working space.

●	Acquire demonstration locations for commercial and residential paradigm shift to wireless power.

●	Acquire assets to strengthen WiGL’s balance sheet and market valuation.

●	Acquire in-house manufacturing capabilities.

SBIR Phase II Contract

In March 2022, we were granted a contract with the US. Air Force (USAF) through the USAF’s SBIR Phase II contract process. Under this contract, we intend to further develop, deploy, and integrate WiGL’s technology with the U.S. Air Force. The following set out the deliverables and their scheduled delivery:

Deliverable	Description	Delivery Date
1	Complete preliminary design of Meshed Transmitter Network. Determine applicable Receiver devices and number of Tx’s needed to support coverage area(s).	May 11, 2022
2	Analysis of Receiver harvesting rate	July 11, 2022
3	Experimental analysis of Receivers on the Transmitter network	August 11, 2022
4	Validation of numerical models	September 11, 2022
5	Complete the final design of 1,000 ft x 1,000 ft wireless power grid to include not less than 3 Rx dongles	November 11, 2022
6	Manufacturing and deployment of Transmitter nodes	January 11, 2022
7	Low-Rate Initial Production (LRIP), rapid deployment of WiGL enabled devices for Air Force personnel	February 11, 2023
8	Finalize customer plan for tech refresh.	March 11, 2023

Successful completion of this 12-month task schedule would result in working devices suitable for other branches of the Department of Defense and U.S. government. What we learn during this process will also better enable the company to reach the consumer market by having demonstrated viability of our technology.

As of March 31, 2023 we have completed 5 out of the 8 deliverable items.

SWG Product

During 2022 WiGL began manufacturing the prototype for SWGs. The company intends to commercialize this product for the Department of Defense during 2023 – 2026.

In early 2023, the company demonstrated the first minimum viable product, (“MVP”) to the Department of Defense. After modifications, two version are nearing completion of the “build of material” stage so that we can start manufacturing the products. We intend the first manufactured product will be a SWG backpack. The backpack has met initial testing requirements and can provide up to 24V at 50W output for one week. The second product we intend to manufacturer is the SWG water bottle. The water bottle can provide up to 12V at 1-10W for 24hrs.

Business: How we intend to make money

We intend to utilize an all-inclusive software subscription and hardware business-to-business model (“B2B”). We intend to generate revenue through the several pillars listed below.

●	Software subscription fees

○	Individuals via their cellular or eclectic power service provider: From $6.99 to $29.99 per month for individual subscribers. WiGL Inc will receive a shared portion of the service providers monthly submission fees.

○	Service providers of the software subscriber: For the B2B channel, WiGL will earn 10-20% of each monthly bill for software licensing.

●	Hardware licenses

○	We intend to charge approximately $0.20 for each device containing a WiGL enabled transmitter technologies and an additional $0.10 for each embedded or external WiGL enabled receiver technologies.

●	Direct equipment sales

○	Potential direct equipment sales include devices WiGL may make to generate electrical energy autonomously.

○	We intend to commercialize our products with WiGL enabled technology under “WiGL eNERGY”.

○	Devices such as our Salt Water Generator, which converts the chemical energy created by the saltwater reaction into usable electric power for a range of IoT devices, may range from $10 to $250.

●	Trademark & Standards licensing

○	We intend to negotiate trademark and/or standard licensing agreements, so that other companies can integrate WiGL into all wirelessly chargeable products that are non-exclusive models.

○	We also intent to market, license and sell the WiGL mark to manufactures, hotels, and airlines/airports, as “WiGL enabled” stickers or markings.

○	WiGL also intends to guide and license future standards, educational coursework and practitioner certifications.

Sales Strategy

WiGL’s sales strategy hinges on hiring and utilizing a full-time team of Licensing Employees (“LEs”) and Product Development and Integration Employees (“PDIEs”) that will be trained and tasked with reaching out and forging partnerships with existing electronics technology hardware companies that have existing customer bases.

Phase 1 of sales outreach will span from December 2021 to December 2024, WiGL intends to target technology hardware companies such as Belkin, Dell, GE, and Cubic. Through leveraging Dr. Glover’s contacts within the Department of Defense, the company has also commenced discussions with certain companies providing diversified systems and services to the transportation and defense markets worldwide.

Phase 2 of sales outreach will span from December 2024 to December 2030. The company intends to target companies such as Sony, Apple, and Applied Materials. The structure of the sales force is comprised of LEs and PDIEs and will be led by the Chief Innovation and Partnering Officer. We believe that our product can become ubiquitous and so each LE will try to reach companies that have the ability to sell 10,000 subscription accounts per month and each PDIE will aim to capture companies that have the ability to purchase and/or co-produce more than 1 million transmitter and receiver licenses monthly.

Additionally, WiGL’s sales model is to approach each potential partner with WiGL already developed and demonstrated by the PDIE on or in the sales target’s product offerings. The company’s goal is to get the potential partner to license or white label.

Marketing

We intend WiGL to be associated with wireless power delivery, regardless of the product, service, competitor or manufacturer. To help achieve this goal, the company intends to utilize a variety of marketing strategies.

Website and Digital Marketing

WiGL has existing websites where visitors can find information about the company, its technology, partnering, and contact information. The company has hired a professional agency to design the website and optimize it for better search engine rankings. Search engine optimization of the website ensures that proper titles, meta descriptions, and keywords, both short- and long-tailed, are present on all pages of the website. The website will also feature a blog where industry-related topics will be regularly discussed.

WiGL will also devote part of its annual budget to digital marketing to drive brand awareness through activities such as YouTube videos and online contests. Digital marketing primarily focuses on Google Ads keyword advertising campaigns and the display network.

The company will also conduct advertising campaigns on social media to drive visitors and potential clients to its website. In addition to directly bring visitors to the website, the digital marketing campaigns will also build brand awareness by displaying the company’s logo and ads on numerous websites with visitors interested in limitless wireless power. Proper search engine optimization and successful digital marketing campaigns will be among the key growth and development factors of the company. We believe, online marketing and promotional efforts will help the company rank higher in search engine result pages, which will lead to an increased number of visitors and, consequently, B2B clients, driven by end-user demands for WiGL enabled products.

Online Paid Advertising

The company will also invest in online advertising to help drive potential B2B partners into licensing agreements. This will include pay-per-click advertising using Google Ads, YouTube, Chat Apps and may also include other ad platforms such as pay-per-impression systems like Facebook-sponsored posts. WiGL will target these online ads to specific demographics and interest groups using keywords and search phrases designed to elicit a response from targeted businesses.

Social Media

WiGL will have strong and ever present-branding on social media pages, including Facebook, Instagram, and LinkedIn. The company will communicate its updates and news on these influential social media sites. Due to its B2B focus, the company’s LinkedIn page will be the most active manifestation of its social media presence for licensing. All other social media platforms will be used to ensure WiGL is synonymous with wireless power. We believe, an ever-expanding social media presence is considered beneficial in the modern business environment. Therefore, WiGL will consider the expansion of its communication efforts to additional social media sites and new trends and platforms emerge.

Trade Shows

The company will identify relevant trade events, local trade fairs, and conferences in the industry. The company will target major players at each tradeshow and seek partnerships to be part of multiple exhibits. WiGL also intends to co-sponsor events and make large areas within the trade shows WiGL enabled shot spots. By participating in such activities, the business can stay abreast of industry trends while also cultivating new contacts, developing business alliances, brand awareness and meeting with potential partners in person.

Competition

WiGL’s primary advantages are its patented wireless charging range and mesh networking capabilities. Though Energous and Huawei are WiGL’s closest competitors, they do not have the long distance range capabilities as does WiGL. Our other direct and patented advantage over existing competitors is our approach to mesh networking, which we designed for military applications.

We believe WiGL has a 3-year technology development lead time of engineering and prototyping for the Department of Defense applications.

Production/Suppliers

The company is not currently in mass production, however, when full production begins the company believes that its key components will be supplied by four United States companies.

Research and Development

Research and development costs include partnerships with universities to advance Ad Hoc meshed networking capabilities such as better harvesting of beam forming RF by the WiGL enable receiver, better tracking of the receiver by the WiGL enabled transmitters, better capacitor management based on the IoT device needing to be recharged.

Employees

WiGL currently has 6 full-time employees and 5 part-time employees.

Intellectual Property

The company relies on its intellectual property. As of March 31, 2023, the company has the following patents or trademarks granted or pending:

●	The U.S Patent #11557927 was awarded on January 17, 2023.

●	The U.S Patent #11557928 was awarded on January 17, 2023.

●	The U.S Patent #11557926 was awarded on January 17, 2023.

●	The U.S Patent #11462949 was awarded on October 4, 2022.

●	The U.S. Patent #9985465 was awarded on May 29, 2018. The useful life of the patent is 20 years from the date of application.

○	The world-wide patent was issued in January of 2021.

●	The U.S. Patent #10992158 was awarded on April 27, 2021. The useful life of the patent is 20 years from the date of application.

○	The world-wide patent is pending.

●	WiGL Registered Trademark Number: 6,124,530

●	WiGL Registered Trademark Number: 88,799,689

●	WiGL Registered Trademark Number: 88,799,209

●	WiGL Registered Trademark Number: 88,799,704

Regulation

We are subject to either Part 15 or Part 18 of the FCC rules because we are a company that produces wireless power transfer (WPT) devices operating at frequencies above 9 kHz are intentional radiators. The specific applicable rule part depends on how the device operates, and if there is communication between the charger and device being charged.

Devices specifically intended for use for wireless power transfer, or inductive charging, require FCC guidance for frequency exposure review. This includes Part 18 devices. It may be necessary for the responsible party (manufacturer) to seek guidance from the FCC on specific WPT devices by submitting a KDB inquiry, http://www.fcc.gov/labhelp.

Finally, it is possible that the power charging function could be approved under Part 15 rather than Part 18 if the device meets all of the requirements of the appropriate Part 15 rule.

Attachment 680106 D01 RF Exposure Wireless Charging Apps v03r01 provides general guidance on the information necessary to determine RF exposure evaluation and compliance requirements when submitting a wireless charging application inquiry.

Further, we intend to process, store, transfer and use data from or about our customers, including certain personally identifiable information and confidential information. These activities subject, or may subject, us to various federal, state, local and international laws and regulations regarding data privacy, protection, and security.

Litigation

The company has not been a party to any litigation.

Property

The company initially entered into a lease agreement on December 11, 2017, for the property located at 1919 Commerce Drive, Suite 120, Hampton, Virginia 23666. The fourth amendment to the lease agreement commenced on February 1, 2023 and expires on January 31, 2024.

Item 2.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 1-K. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ significantly from those discussed in the forward-looking statements. Unless otherwise indicated, the latest results discussed below are as of December 31, 2022.

Overview

WiGL was incorporated on February 26, 2020, under the laws of the state of Virginia, and is headquartered in Hampton, VA. The company is engineering the technology to enable consumers to ditch cords and wires and operating their devices on the move or recharge their battery while they use their device wirelessly.

Results of Operations

Years Ended December 31, 2022, and December 31, 2021

WiGL generated $479,999 for the period ended December 31, 2022 and $49,894 in revenues for the period ended December 31, 2021. The increase in revenues was due to completion of a portion of the set deliverables under the SBIR Phase II contract.

The operating expenses for the year ended December 31, 2021, consisted of: (i) professional fees, (ii) advertising and marketing, (iii) general and Administrative costs, (iv) rent, (v) travel, (vi) consulting and contractor expense, (vii) payroll and related expenses and (iix) depreciation and amortization. Operating expenses totaled $2,818,798 for the year ended December 31, 2022 compared to $1,835,926 for the period ended December 31, 2021. The increase in operating expenses was primarily driven by increased costs associated with research and development. The company spent $1,433,511 on research and development period ended December 31, 2022 compared to $249,842 for the period ended December 31, 2021. The increase was as a result of expenses related to the research and development efforts of the company with regards to product development.

As a result of the foregoing, the company generated a net loss of $(2,573,421) for the period ended December 31, 2022 compared to $(1,859,309) for the period ended December 31, 2021.

Liquidity and Capital Resources

Year Ended December 31, 2022 and December 31, 2021

The company’s current capital resources come from funds raised in a successful crowdfunding campaign, a Regulation CF offering, and a Regulation A offering. That has made cash available to the company for general operating purposes. The company has relatively low overhead. As the company transitions to delivering products to customers, traditional lines of credit and inventory financing are expected to be secured as needed.

On December 31, 2022 the company’s cash on hand was $306,950 compared to $300,669 for the period ended December 31, 2021. The company requires the continued infusion of new capital to continue business operations. The company has recorded losses since inception.

The company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the company. Absent additional capital, the company may be forced to significantly reduce expenses and could become insolvent.

As of December 31, 2022, the company has completed the following capital raising activity:

●	During 2020 the company entered into a note payable agreement with G38 and received $24,054 pursuant to that agreement. This note payable has an interest rate of 7%. The company used the proceeds from this agreement for general operations. During the period ended June 30, 2021 the company paid in full the $24,054 outstanding amount owed.

●	On February 26, 2020 and amended January 1, 2021, the company and Glover 38 Holdings, LLC entered into a line of credit for up to $90,000. The company intends to use this line of credit for general operations. As of December 22, 2021, this line of credit has not been utilized.

●	During the year ending December 31, 2021, the company opened up a Regulation CF raise and sold 9,232,512 shares of common stock for gross proceeds of $4,837,428. There were $773,721 in net fees related to the raise as well as 169,283 of shares issued to StartEngine for services performed valued at $99,995. Of the gross proceeds, there was $207,079 placed in escrow and was distributed to the company on February 18, 2022.

●	On March 1, 2022, the company commenced a Regulation A offering. During the period of March 1, 2022 to December 31, 2022, the company sold 1,199,323 shares of common stock and issued 84,055 Bonus Shares for gross proceeds of $1,894,930. Of the gross proceeds, there was $106,147 placed in escrow to be distributed to the company in the near future. The company intends to use the proceeds from this offering for operations as described in its offering statement qualified on March 1, 2022.

Investment Securities

In addition to the above, the company periodically invests in equity securities of public and non-public companies for business and strategic purposes. Investments in public companies are carried at fair value based on quoted market prices and totaled $147,709 as of December 31, 2022 compared to $1,332,401 for the period ended December 31, 2021. Investments in equity securities of non-public entities without readily determinable fair values are carried at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer and totaled $5,851 and $4,547 at December 31, 2022 and 2021, respectively.

During the year ending December 31, 2021 the company invested in equity securities comprised of mutual funds and individual company stocks and adopted ASU 2016-01, which requires equity investments to be measured at fair value with changes in fair value recognized in net income. The funds are publicly traded on an active market making them a level 1 on the fair value hierarchy. During the year ending December 31, 2021, the company invested $1,759,399 into an Edwards Jones account, received $502,878 in proceeds from sale of investments, and reinvested $21,861 of dividends and capital gains into investments. During the year ending December 31, 2021, the company had unrealized gains of $78,909 and a loss on stock sales of $24,890.

During the years then ended December 31, 2022, the company received $950,386 in proceeds from sale of investments, and reinvested $4,886 of dividends into investments. During the year ending December 31, 2022, the Company had unrealized losses of $129,451 and a loss on stock sales of $110,147. During the year ending December 31, 2021, the company invested $4,547 in 14 companies via crowd funding. During the year ending December 31, 2022, the company invested an additional $1,710 in three companies via crowd funding. As the companies are not public and without a readily determinable fair value, the company accounts for these investments at cost, minus impairment in accordance with ASC 321. During the year, the company recorded a loss on one of the investments in the amount of $406. The balance of the equity investments as of December 31, 2022 was $5,851.

Going Concern

The accompanying financial statements have been prepared assuming the company will continue as a going concern. The company sustained a net loss of $2,573,421 and had negative operating cash flows for the year ended December 31, 2022. As of December 31, 2022, the company had an accumulated deficit of $4,509,216 and limited liquid assets with $306,950 of cash. These factors raise substantial doubt about the company’s ability to continue as a going concern.

Trend Information

Historically, the technology has been expensive to integrate. However, due to WiGL’s relatively inexpensive component integration we believe that WiGL is poised to enter and disrupt the market.

The most prominent factors that drive the wireless charging market growth are the following:

●	Increase in connected mobile devices via the Internet of Things;

●	Increase in sales of electric vehicles;

●	Constantly evolving portable electronics; and

●	Wearables market.

The global power electronics market size is projected to grow from USD 35.1 billion in 2020 to USD 44.2 billion by 2025, at a CAGR of 4.7%. The increasing focus on the use of renewable power sources across the globe, growing adoption of power electronics in the manufacturing of electric vehicles, and increasing use of power electronics in consumer electronics are the major factors driving the growth of the power electronics market.

Conversely, similar to most original equipment manufacturers (“OEM’s”), the power electronics market in 2020 was affected by the impact of COVID-19. OEM’s generally, have experienced a decline in demand for end-products, which ultimately will affect the growth of the power electronics market.

On balance, we believe that WiGL, despite the effects of COVID-19 on the market as a whole is poised to be a leader in the wireless charging market.

Recent Offerings of Securities and Outstanding Debt

●	In January 2021 the company entered into a line of credit with G38 in the amount of $90,000. The company intends to use this line of credit for general operations. As of December 22, 2021 this line of credit has not been utilized.

●	During 2020 the company entered into a notes payable agreement with G38 and received $24,054 pursuant to that agreement. The note payable had an interest rate of 7%. During the period ended June 30, 2021 the company paid in full the $24,054 outstanding amount owed. The company used the proceeds from this agreement for general operations.

●	During the year ending December 31, 2021, the company opened up a Regulation CF raise and sold 9,232,512 shares of common stock for gross proceeds of $4,837,428. There were $773,721 in net fees related to the raise as well as 169,283 of shares issued to StartEngine for services performed valued at $99,995. Of the gross proceeds, there was $207,079 placed in escrow and was distributed to the company on February 18, 2022.

●	On March 1, 2022, the company commenced a Regulation A offering. During the period of March 1, 2022 to December 31, 2022, the company sold 1,199,323 shares of common stock and 84,055 Bonus Shares for gross proceeds of $1,894,930. Of the gross proceeds, there was $106,147 placed in escrow to be distributed to the company in the near future. The company intends to sue the proceeds from this offering for operations as described in its offering statement qualified on March 1, 2022.

●	From January 1, 2023 until March 2, 2023 the company continued with the Regulation A offering and sold an additional 241,741 shares of common stock for gross proceeds of $357,650. This included 226,361 shares that were issued at $1.58/share. There were an additional 15,380 bonus shares that were issued to certain investors as a part of that raise. There were $36,532 in net fees related to the fundraise. Of the gross proceeds, there was $20,052 placed in escrow to be distributed at a later date.

Item 3.

Directors, AND Executive Officers

The following table sets out the company’s officers and directors as of December 31, 2022. All of the officers and directors work with the company on a full-time basis.

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Full Time/ Part Time
Executive Officers: Directors:
Dr. Ahmad Glover	Chief Executive Officer	52	February 26, 2020 until present.	40
Directors:
Dr. Ahmad Glover	Director	52	February 26, 2020 until present.	10
Key Employees
Craig Baker	Chief Operating Officer	52	June 2021 – present (1-year extendable)	40
Cherif Chibane	Chief Technology Officer	63	April 2020 – present (1-year extendable)	40
Marie Wise	Chief Innovation Officer	61	April 2020 – present (1-year extendable)	40

Dr. Ahmad Glover: Founder, CEO and Director

Dr. Glover serves as the President and founder of WiGL Inc and interim CEO. He is the CEO of Glover 38th St Holdings, LLC since April 2012. Dr. Glover has successfully directed and managed large-scale energy transfer programs for the U.S. military since 1988 until present. He served as a strategic technical advisor for the Federal Aviation Administration, numerous municipal governments, and private industry companies. Dr. Glover served 23 years in the U.S. Air Force, from 1988 to 2011 where he led high-tech acquisitions programs overseeing multi-billion-dollar space and special operations programs. He successfully helped create numerous start-ups and spin off for the Air Force. After retirement, he successfully positioned companies such as CPS Professional Services for acquisition in 2014.

Cherif Chibane: Chief Technology Officer

Mr. Chibane serves as the lead scientist and technology officer since April 2020. In addition, he is currently Chief Technology Officer for Aurostech since April 2018. Mr. Chibane is a world-renowned scholar and noted expert with our 30+ years’ experience in the of radio frequency energy transfer beginning in March 1983 as a engineer at Tech Labs. As an executive, Mr. Chibane has successfully managed high-tech programs at Draper Laboratories from July 2010 to January 2014, Massachusetts Institute of Technology (MIT) from February 2014 to April 2018 BAE Systems from February 2002 to July 2010, and AuresTech from April 2018 to present. Mr. Chibane assisted in the development of WiGL and knows the technology and its scope. He’s successfully positioned numerous start-ups for acquisition.

Marie Wise: Chief Innovation and Partnering

Mrs. Wise serves as the lead business development officer since April 2020. As director, Mrs. Wise has 20+ years of experience in Business Development for the Semiconductor Industry from April 2002 starting with Fujikin of America to April 2018 with Materion Corporation. Mrs. Wise assisted in the development of the WiGL strategic plan and knows how to identify new development opportunities and implement innovative growth- related initiatives.

Craig Baker: Chief Operating Officer

Mr. Baker has served as the Chief Operating Officer since June 2021. Mr. Baker leads WiGL’s development of products and commercial needs for the Department of Defense. Mr. Baker retired from the United States Air Force with the rank of Brigadier General in 2021. His career spanned three decades and six continents, from 1992 to 2021. While serving as a member of the United States Air Force he realized the importance of openness to new technology in maintaining the Air Force’s battlefield superiority in the world.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Executive Compensation

For the fiscal year ended December 31, 2022, the company compensated its three highest paid directors and executive officers as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Dr. Ahmad Glover	Founder, CEO and Director	$323,718.11	$0	$323,718.11
Cherif Chibane (1)	Chief Technology Officer	$78,987.73	$203,512	$282,499.73
Marie Wise	Chief Innovation and Partnering	$16,444.39	$0	$16,444.39
Robert Rickard (2)	Chief Software Officer	$66,475.88	$140,164.59	$206,640.47
Craig Baker	Chief Operating Officer	$142,126.77	$0	$142,126.77

(1)	Cherif Chibane’s company, AuresTech received “other compensation” for hardware development.
(2)	Robert Rickard’s company, RCG received the “other compensation” for software development.

Item 4.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table displays, as of this Offering Circular the voting securities beneficially owned by (1) any individual director or officer who beneficially owns more than 10% of any class of the company’s capital stock, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 10% of any class of the company’s capital stock:

Beneficial owner	Title of class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class (1)
Dr. Ahmad Glover	Common Stock	Dr. A. Glover 1919 Commerce Dr Ste 120 Hampton, VA, 23666	74,012,549 Shares	-	72.39%

(1)	The column “Percent of Class” includes a calculation of the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other people exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column will not add up to 100%.

Item 5.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Dr. Ahmad Glover: Beneficial owner, Founder and acting CEO

●	During the period ended December 31, 2020, since Inception, Dr. Ahmad Glover contributed funds for operations. These contributions totaled $56,650 and are recorded under “Common Stock” on the balance sheet.

●	Dr. Ahmad Glover assigned the following to WiGL Inc.:

○	WiGL trademark(s); names and mark

■	WiGL Registered Trademark Number: 6,124,530.

○	U.S. Patent Number: 9,985,465, dated May 29, 2019

■	Assigned by a second entity, in which Dr. Glover is the controlling shareholder, Glover 38th St Holdings, LLC (“G38”).

○	Dr. Glover, received 83,600,000 founder shares of WiGL Inc in return for the assignments listed above.

○	Note: a portion of these shares were issued to Key Employees that were hired in 2021

○	The contribution of the patents and patent pending was recorded at cost in the amount of $30,368.

●	During the period ended June 30, 2021, the company advanced $100,000 to the company’s CEO, in advance of his annual salary. This balance has been resolved as of December 31, 2022. This debt was paid in full via an equity transfer from the CEO back to WiGL Inc.

During the period and year ended December 31, 2021, the Company advanced funds for expenses on behalf of the CEO and the CEO’s other company, Glover 38th St Holdings, LLC (“G38). The balance of the related party receivable was $371,846 as of June 30, 2022, and $351,978 as of December 31, 2021. There is no maturity date on the advance, and repayment is owed on demand by the Company. This debt was paid in full via an equity transfer from the CEO back to WiGL Inc.

Glover 38th St Holdings, LLC: Dr. Ahmad Glover is the controlling shareholder of G38

●	On February 26, 2020, G38 and the company entered into loan agreement. Pursuant to this loan agreement, the company agreed to pay G38 $24,054 at 7% annual interest rate. During the period ended June 30, 2021 the company paid in full the $24,054 outstanding amount owed.

●	In January 2021 the company entered into a line of credit with G38 in the amount of $90,000. As of December 22, 2021, the line of credit has not been utilized.

RCG Holdings, LLC (“RCG Holdings”) and Robert Rickard

●	Robert Rickard was the Chief Software Officer, formerly the COO of the company and the owner of RCG Holdings.

●	On February 26, 2020, the company entered into a contract with RCG Holdings for revenues in the amount of $60,000

●	In April 2020, Mr. Rickard was hired by the company to serve as the Interim COO.

●	In April 2021, Mr. Rickard became the Chief Software Officer (“CSO”). As of December 2021, Mr. Rickard, continued to serve as contracted CSO via RCG Holdings. In August 2022 RCG Holdings was no longer supporting the company as the CSO.

Item 7.

FINANCIAL STATEMENTS

Wireless Electrical GRID LAN, WiGL Inc.

A Virginia Corporation

Financial Statements

December 31, 2022

Wireless Electrical GRID LAN, WiGL Inc.

FINANCIAL STATEMENTS

December 31, 2022

Table of Contents

Financial Statements

To the Board of Directors of

Wireless Electrical Grid LAN, WiGL Inc. Hampton, Virginia

INDEPENDENT AUDITOR’S REPORT

Opinion

We have audited the accompanying financial statements of Wireless Electrical Grid LAN, WiGL Inc. (the “Company”) which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of operations, stockholder’s equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company sustained net losses of $2,573,421 and $1,859,309 and had negative operating cash flows for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, the Company had an accumulated deficit of $4,509,216 and limited liquid assets with $306,950 of cash. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ Artesian CPA, LLC

Denver, Colorado

March 2, 2023

Wireless Electrical Grid LAN, WiGL, Inc.

BALANCE SHEETS

December 31, 2022 and 2021

	2022	2021
Assets
Current assets:
Cash and cash equivalents	$306,950	$300,669
Employee advance	-	100,000
Funds in escrow	106,147	207,079
Investment in securities	147,709	1,332,401
Inventory	3,911	3,911
Total current assets	564,717	1,944,060

Property and equipment, net	47,609	62,012
Equity investments	5,851	4,547
Related party receivable	-	351,978
Patents, net	158,730	59,370
Trademarks	46,263	21,633
Total assets	$823,170	$2,443,600

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable and accrued expenses	$78,021	$128,675
Related party payable	64,004	-
Total current liabilities	142,025	128,675

Total liabilities	142,025	128,675

Commitments and contingencies	-	-

Stockholders’ equity:
Common stock, 500,000,000 shares authorized, 93,899,196 and 93,001,995 no par value shares issued and outstanding at December 31, 2022 and December 31, 2021, respectively	5,190,361	4,250,720
Accumulated deficit	(4,509,216)	(1,935,795)
Total stockholders’ equity	681,145	2,314,925
Total liabilities and stockholders’ equity	$823,170	$2,443,600

See Independent Auditor’s Report and accompanying notes to the financial statements.

Wireless Electrical Grid LAN, WiGL, Inc.

STATEMENTS OF OPERATIONS

For the years ending December 31, 2022 and 2021

	2022	2021
Revenues	$479,999	$49,894
Total revenue	479,999	49,894

Operating expenses:
Professional fees	136,868	171,876
Advertising and marketing	112,344	354,852
General and administrative	111,902	348,562
Rent	27,965	12,718
Travel	58,390	26,887
Consulting and contractor expense	385,229	152,545
Payroll and related expenses	535,124	506,974
Research and development	1,433,511	249,842
Depreciation and amortization	17,375	11,670
Total operating expenses	2,818,708	1,835,926

Loss from operations	(2,338,709)	(1,786,032)

Other income (expense)
Unrecoverable costs	-	(153,872)
Unrealized gain (loss)	(129,451)	78,909
Interest expense	-	(119)
Other income	-	5,000
Loss on stock sales	(110,147)	(24,890)
Dividend income	4,886	15,867
Capital gain distributions	-	5,993
Penalty expense	-	(165)
Total other income (expense)	(234,712)	(73,277)

Net loss before income taxes	(2,573,421)	(1,859,309)
Provision for income taxes	-	-
Net loss	$(2,573,421)	$(1,859,309)

Basic and diluted loss per share	$(0.03)	$(0.02)

Weighted average number of common shares outstanding - basic & diluted	93,627,003	89,432,382

See Independent Auditor’s Report and accompanying notes to the financial statements.

Wireless Electrical Grid LAN, WiGL, Inc.

STATEMENTS OF STOCKHOLDERS’ EQUITY

For the years ending December 31, 2022 and 2021

				Total
	Common Stock		Accumulated	Stockholders’
	Shares	Amount	Deficit	Equity
Balance on December 31, 2020	83,600,000	$87,018	$(76,486)	$10,532

Issuance of common stock for cash	9,232,512	4,837,428	-	4,837,428
Issuance of common stock to broker	169,483	99,995	-	99,995
Offering costs	-	(773,721)	-	-
Net loss	-	-	(1,859,309)	(1,859,309)
Balance on December 31, 2021	93,001,995	4,250,720	(1,935,795)	2,314,925

Issuance of common stock for cash Reg CF	1,274	675	-	675
Issuance of common stock for cash Reg A	1,283,378	1,894,930	-	1,894,930
Repurchase of shares	(387,451)	(612,173)	-	(612,173)
Offering costs	-	(343,791)	-	(343,791)
Net loss	-	-	(2,573,421)	(2,573,421)
Balance on December 31, 2022	93,899,196	$5,190,361	$(4,509,216)	$681,145

See Independent Auditor’s Report and accompanying notes to the financial statements.

Wireless Electrical Grid LAN, WiGL, Inc.

STATEMENTS OF CASH FLOWS

For the years ending December 31, 2022 and 2021

	2022	2021
Cash flows from operating activities
Net loss	$(2,573,421)	$(1,859,309)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation and amortization	17,375	11,670
Unrealized (gain) loss on investments	129,451	(78,909)
Realized loss on securities	110,147	24,890
Trademark write-off	900	-
Changes in operating assets and liabilities:
Payroll advance to employee	34,375	(100,000)
Inventory	-	2,000
Accounts payable and accrued expenses	(50,654)	122,325
Net cash used by operating activities	(2,331,827)	(1,877,333)

Cash flows from investing activities
Purchase of investments	-	(1,759,399)
Proceeds from sale of investments	950,386	502,878
Reinvestment of dividends and capital gains into investments	(4,886)	(21,861)
Purchase of equity investments	(1,710)	(4,547)
Intangible application expenditure	(127,862)	(53,834)
Loans to related party	(130,566)	(351,978)
Purchase of fixed assets	-	(65,826)
Net cash provided (used) by investing activities	685,362	(1,754,567)

Cash flows from financing activities
Proceeds from issuance of common stock	1,895,605	4,837,428
Advances on shareholder loan	-	3,825
Offering costs	(343,791)	(673,726)
Subscription receivable	100,932	(207,079)
Payments on related party notes payable	-	(27,879)
Net cash provided by financing activities	1,652,746	3,932,569

Net increase in cash and cash equivalents	6,281	300,669
Cash and cash equivalents, beginning	300,669	-
Cash and cash equivalents, ending	$306,950	$300,669

Supplemental cash flow information:
Cash paid during the year for:
Interest	$-	-
Income taxes	$-	-

Supplemental disclosure of non-cash financing and investing activities:
Repurchase of shares	$612,173	$-
Non-cash offering costs	$-	$99,995

See Independent Auditor’s Report and accompanying notes to the financial statements.

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2022 and 2021 and for the years then ended

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Wireless Electrical Grid LAN, WiGL Inc. (“the Company”, “we”, ‘our”, or “us”) was incorporated on February 26, 2020 under the laws of the State of Virginia, and is headquartered in Hampton, VA. The Company is engineering technology to enable consumers to power their devices on the move or recharge their battery while they use their device wirelessly. By expanding the engineering behind the Company’s patent, the Company is bringing consumers the ability to synchronize, create, and sell products that manage and reduce costs associated with wirelessly powering devices.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Company’s fiscal year-end is December 31. The Company’s functional currency is United States Dollars and financial statement presentation is in United States Dollars. In the opinion of management, all adjustments necessary in order to make the financial statements not misleading have been included.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company’s revenue recognition policy standards include the following elements:

●	Identification of the contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when, or as, the Company satisfies the performance obligations.

During the year ended December 31, 2021, the Company had a single contract for $49,894 that included two phases. The first phase included a preliminary technical report and the second phase was the final technical report, both of which were completed during the year ending December 31, 2021. The revenue earned for each phase was $24,947 for a total of $49,894.

See Independent Auditor’s Report and accompanying financial statements.

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2022 and 2021 and for the years then ended

During the year ending December 31, 2022, the Company entered into a contract that included eight phases of the contract for a total contract amount of $749,999. For the year ending December 31, 2022, the Company completed the first seven phases for revenue earned of $450,000. The remaining portion of the contract will be completed in subsequent to year end as the final phase is completed.

In November of 2022, the Company entered into a third contract that included two phases for a total contract amount of $74,999. For the year ending December 31, 2022, the Company completed the first phase for revenue earned of $29,999. The remaining phase of the contract was completed in January of 2023.

Risks and Uncertainties

The Company’s business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company’s financial condition and the results of its operations.

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Our goal is to obtain, maintain and enforce patent protection for our products, formulation, processes, methods, and other proprietary technologies, preserve our trade secrets, and operate without infringing on the proprietary rights of other parties, both in the United States and in other countries. Our policy is to actively seek to obtain, where appropriate, the broadest intellectual property protection possible for our current product candidates and any future product candidates, proprietary information, and proprietary technology through a combination of contractual arrangements and patents, both in the United States and abroad. However, even patent protection may not always afford us with complete protection against competitors who seek to circumvent our patents. Our proprietary rights may not adequately protect our intellectual property and potential products, and if we cannot obtain adequate protection of our intellectual property and potential products, we may not be able to successfully market our potential products.”

We will depend upon the skills, knowledge, and experience of our scientific and technical personnel, as well as that of our advisors, consultants, and other contractors, none of which is patentable. To help protect our proprietary know-how, which is not patentable, and inventions for which patents may be difficult to obtain or enforce, we will in the future rely on trade secret protection and confidentiality agreements to protect our interests. To this end, we require all of our employees, consultants, advisors, and other contractors to enter into confidentiality agreements that prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to us of the ideas, developments, discoveries, and inventions important to our business.

As of December 31, 2022, the Company has not yet commenced planned principal operations nor generated enough revenue to support operations. The Company’s activities since inception have consisted of formation activities, product development, and efforts to raise additional capital.

In December 2019, a novel strain of coronavirus (COVID-19) was reported in Wuhan, China and has spread throughout the United States and the rest of the world. The World Health Organization has declared the outbreak to constitute a “Public Health Emergency of International Concern.” This contagious disease outbreak, which has not been contained, and is disrupting supply chains and affecting production and sales across a range of industries in United States and other companies as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak, as well as the worldwide adverse effect to workforces, economies, and financial markets, leading to a global economic downturn. As a result, the Company experienced a negative impact to its operating results. Regarding future operations, the related financial impact and duration cannot be reasonably estimated at this time.

See Independent Auditor’s Report and accompanying financial statements.

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2022 and 2021 and for the years then ended

Fair Value Measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing and asset or liability. There are three levels that prioritize the inputs used in measuring fair value as follows:

●	Level 1: Observable market inputs, such as quoted prices (unadjusted) in active markets for identically assets or liabilities;

●	Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

●	Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

All financial instruments on the balance sheets approximate their fair value other than those noted below.

	December 31, 2021
	Level 1	Level 2	Level 3	Total
Stocks	$745,871	$-	$-	$745,871
Exchange Traded & Closed End Funds	15,544	-	-	15,544
Mutual Funds	570,986	-	-	570,986
Nonpublic company investments	-	-	4,547	4,547
	$1,332,401	$-	$4,547	$1,336,948

	December 31, 2022
	Level 1	Level 2	Level 3	Total
Stocks	$147,709	$-	$-	$147,709
Nonpublic company investments	-	-	5,851	5,851
	$147,709	$-	$5,851	$153,560

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2022 and December 31, 2021, the Company had no items that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. As of December 31, 2022 and December 31, 2021, there was $53,915 and $50,669 in cash that exceeded federal insured limits, respectively. No losses have been recognized as a result of these excess amounts.

Inventory

Inventory is stated at the lower of cost or market value and is account for using the first-in-first-out method (“FIFO”). The Company analyzes inventory for any potential obsolescence and records impairment and obsolescence reserve against inventory as deemed necessary. During the years ended December 31, 2022 and 2021, the Company determined no such impairment charge was necessary. The Company had $3,911 of inventory as of December 31, 2022 and 2021, and was comprised of raw materials.

See Independent Auditor’s Report and accompanying financial statements.

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2022 and 2021 and for the years then ended

Property and Equipment

Property and equipment is recorded at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method for financial statement purposes. All equipment determined to have a useful life of 5 years. Additions and improvements are capitalized while routine repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the recorded asset cost and accumulated depreciation are removed from accounts and the net amount, less proceeds received from disposal, is charged or credited to other income or expense. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2022 and 2021.

Intangibles

Intangible assets purchased or developed by the Company are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight-line method for financial statement purposes. The useful life of the patents are 20 years from the date of application. Management has determined that the acquired trademarks are indefinite-live intangible assets and therefore records no amortization expense but assesses it for impairment annually. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at December 31, 2022 and 2021.

Investments

The Company invests in equity securities of public and nonpublic companies for business and strategic purposes. Investments in public companies are carried at fair value based on quoted market prices and totaled $147,709 and $1,332,401 at December 31, 2022 and 2021, respectively. All subsequent changes in fair values recorded in the statement of operations under other income (expense).

Investments in equity securities of nonpublic entities without readily determinable fair values are carried at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer and totaled $5,851 and $4,547 at December 31, 2022 and 2021, respectively. The Company reviews its equity securities without readily determinable fair values on a regular basis to determine if the investment is impaired. For purposes of this assessment, the Company considers the investee’s cash position, earnings and revenue outlook, liquidity and management ownership, among other factors, in its review. If management’s assessment indicates that an impairment exists, the Company estimates the fair value of the equity investment and recognizes in current earnings an impairment loss that is equal to the difference between the fair value of the equity investment and its carrying amount.

Advertising Costs

The Company’s advertising costs are expensed as incurred. During the years ending December 31, 2022 and 2021, the Company incurred $112,344 and $354,852 in advertising costs, respectively, recorded under the heading ‘Advertising and marketing’ in the statements of operations.

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs, are expensed as incurred.

See Independent Auditor’s Report and accompanying financial statements.

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2022 and 2021 and for the years then ended

Earnings/(Loss) per Share

Basic earnings per share is computed by dividing net income/(loss) by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted-average number of common shares and dilutive potential common shares outstanding during the period. There were no adjustments included in the computation of diluted net loss per share as their effect would have been anti-dilutive.

Leases

On January 1, 2022, the Company adopted ASC 842, Leases, as amended, which supersedes the lease accounting guidance under Topic 840, and generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from lease arrangements. The Company adopted the new guidance using a modified retrospective method. Under this method, the Company elected to apply the new accounting standard only to the most recent period presented, recognizing the cumulative effect of the accounting change, if any, as an adjustment to the beginning balance of retained earnings. Accordingly, prior periods have not been recast to reflect the new accounting standard. The cumulative effect of applying the provisions of ASC 842 had no material impact on accumulated deficit.

The Company elected transitional practical expedients for existing leases which eliminated the requirements to reassess existing lease classification, initial direct costs, and whether contracts contain leases. Also, the Company elected to present the payments associated with short-term leases as an expense in statements of operations. Short-term leases are leases with a lease term of 12 months or less. The adoption of ASC 842 had no impact on the Company’s balance sheet as of January 1, 2022 and for the year ended December 31, 2022 since its lease is short-term in nature.

Recent Accounting Pronouncements

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350), simplifying Accounting for Goodwill Impairment (“ASU 2017-04”). ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Management believes that the adoption of ASU 2017-04 will have no impact on the Company’s financial statements and disclosures.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the “if-converted” method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company’s current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. Management believes that the adoption of ASU 2020-06 will have no impact on the Company’s financial statements and disclosures.

See Independent Auditor’s Report and accompanying financial statements.

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2022 and 2021 and for the years then ended

In August 2020, the FASB issued Accounting Standards Update No. 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020- 06”). ASU 2020-06 simplifies the accounting for convertible instruments, the accounting for contracts in an entity’s own equity, and the related earnings per share calculations. The new standard is effective for fiscal years beginning after December 15, 2023. Management does not expect the adoption of ASU 2020-06 to have a material impact on the Company’s financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company has adopted the standard and the adoption of such had no impact on the Company’s financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the Company’s financial statements. As the new accounting pronouncements become effective, the Company will adopt those that are applicable under the circumstances.

Subsequent Events

The Company has evaluated subsequent events through March 2, 2023, the date these financial statements were available to be issued and noted no material subsequent events for disclosure other than discussed below.

US Patent #11557927, #11557926, and #11557928 were issued to the Company on January 17, 2023. The useful life of the utility patent is 20 years from the date of application.

Subsequent to December 31, 2022, the Company continued with the Regulation A raise and sold an additional 241,741 shares of common stock for gross proceeds of $357,650. This included 226,361 shares that were issued at $1.58/share. There were an additional 15,380 bonus shares that were issued to certain investors as a part of that raise. There were $36,532 in net fees related to the fundraise. Of the gross proceeds, there was $20,052 placed in escrow to be distributed at a later date.

See Independent Auditor’s Report and accompanying financial statements.

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2022 and 2021 and for the years then ended

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company sustained a net loss of $2,573,421 and had negative operating cash flows for the year ended December 31, 2022. As of December 31, 2022, the Company had an accumulated deficit of $4,509,216 and limited liquid assets with $306,950 of cash. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management’s plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. No assurance can be given that the Company will be successful in these efforts. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – INTANGIBLE ASSETS

Intangible assets consist of the following at December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
Patents issued	$85,753	$43,023
Patents pending	79,148	19,546
Trademarks	46,263	21,633
Total intangible assets	211,164	84,202
Accumulated amortization	(6,171)	(3,199)
Intangible assets, net	$204,993	$81,003

The US Patent #9985465 was awarded on May 29, 2018. The useful life of the utility patent is 20 years from the date of application. In January of 2021 a worldwide patent was issued which was based on the US utility patent issued in May of 2018. The Company began amortization of the worldwide patents over the remaining useful life of the underlying utility patent.

The US Patent #11462949 was awarded on October 4, 2022. The useful life of the utility patent is 20 years from the date of application. The Company began amortization of the awarded patent over the useful life of the underlying patent.

There was amortization expense of $2,972 and $2,438 for the years ending December 31, 2022 and 2021, respectively.

The Company continues to apply and work on other patents. The related attorney fees are recorded as patents pending and amortization will begin once the patents have been issued. The Company has also filed for multiple trademarks. As the Company is able to extend the life of the trademarks indefinitely, they are considered indefinite lived and not amortized. Should the Company allow any of the trademarks to lapse, they will be expensed within that period. During the year ending December 31, 2022, the Company abandoned one trademark that had $900 in capitalized legal fees which were expensed during the year.

See Independent Auditor’s Report and accompanying financial statements.

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2022 and 2021 and for the years then ended

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
Test equipment and PPE	$9,287	$9,287
Electronic Vehicle	62,728	62,728
	72,015	72,015
Accumulated depreciation	(24,406)	(10,003)
Property and equipment, net	$47,609	$62,012

Depreciation expense for the years ended December 31, 2022 and 2021, was $14,403 and $9,232, respectively.

NOTE 5 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2021, the Company advanced $100,000 to the Company’s CEO in advance of his annual salary and this remains outstanding at December 31, 2021. During the year ended December 31, 2022, the CEO paid back $34,375 in cash and the remaining balance of $65,625 was settled via share return. As of December 31, 2022 the outstanding balance was $0.

Additionally, during the years ended December 31, 2022 and 2021, the Company advanced funds for expenses on behalf of the CEO and the CEO’s other company. The balance of the related party receivable was $351,978 as of December 31, 2021. There were additional advances of $130,566 were incurred during the year ended December 31, 2022. In December of 2022, the CEO settled the balance of $482,544 via a share return. As of December 31, 2022 the outstanding balance was $0.

As discussed above, the CEO returned 387,451 shares, valued at $1.58 per share for a total value of $612,173. In addition to the share return settling the above related party receivables, it resulted in an amount owing to the CEO of $64,004 and is recorded as a related party payable as of December 31, 2022.

During the year ended December 31, 2021, the CEO increased the line of credit available to the Company to $90,000. During the year ended December 31, 2021, the Company drew an additional $3,825 on the loan and then made payments of $27,879 to bring the balance to zero. There was no activity on the available line of credit during the year ended December 31, 2022.

See Independent Auditor’s Report and accompanying financial statements.

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2022 and 2021 and for the years then ended

NOTE 6 – INVESTMENTS

During the year ending December 31, 2021 the Company invested in equity securities comprised of mutual funds and individual company stocks and adopted ASU 2016-01, which requires equity investments to be measured at fair value with changes in fair value recognized in net income. The funds are publicly traded on an active market making them a level 1 on the fair value hierarchy. During the year ending December 31, 2021, the Company invested $1,759,399 into an Edwards Jones account, received $502,878 in proceeds from sale of investments, and reinvested $21,861 of dividends and capital gains into investments. During the year ending December 31, 2021, the Company had unrealized gains of $78,909 and a loss on stock sales of $24,890.

During the year ending December 31, 2022, the Company received $950,386 in proceeds from sale of investments, and reinvested $4,886 of dividends into investments. During the year ending December 31, 2022, the Company had unrealized losses of $129,451 and a loss on stock sales of $110,147.

During the year ending December 31, 2021, the Company invested $4,547 in 14 companies via crowd funding. During the year ending December 31, 2022, the Company invested an additional $1,710 in three companies via crowd funding. As the companies are not public and without a readily determinable fair value, the Company accounts for these investments at cost, minus impairment in accordance with ASC 321. During the year, the Company recorded a loss on one of the investments in the amount of $406. The balance of the equity investments as of December 31, 2022 was $5,851.

NOTE 7 – INCOME TAXES

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company’s policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service (“IRS”), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company’s inception. The Company has completed its first year of operations and a full valuation against the projected deferred tax asset has been recorded.

The Company currently has a tax net operating loss carryforwards of approximately $4,782,111 for which it may receive future tax benefits. However, as of December 31, 2022 and 2021, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit. Based on the federal rate of 21% and the State of Virginia rate of 6%, which results in an effective combined tax rate of 26%, the deferred tax asset is $1,243,349 and the valuation allowance is $1,243,349 which nets to a deferred tax asset of $0 as of December 31, 2022 and 2021, resulting in an effective tax rate of 0%. The change in valuation during the year ending December 31, 2022 was $519,595.

The components of the Company’s deferred tax assets are as follows:

	December 31, 2022	December 31, 2021
Net operating loss carryforward	$4,782,111	$2,783,668
Total net operating loss carryforwards	$4,782,111	$2,783,668
Deferred tax asset on NOL	$1,243,349	$723,754
Less: Valuation allowance	(1,243,349)	(723,754)
Deferred tax asset, net	$-	$-

See Independent Auditor’s Report and accompanying financial statements.

WIRELESS ELECTRICAL GRID LAN, WiGL, INC.

NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2022 and 2021 and for the years then ended

NOTE 8 – COMMON STOCK

The Company has authorized 500,000,000 shares of no par value common stock. As of December 31, 2022 and 2021, there was 93,899,196 and 93,001,995 shares of common stock issued and outstanding, respectively.

During the year ending December 31, 2021, the Company opened up a Regulation CF raise and sold 9,232,512 shares of common stock for gross proceeds of $4,837,428. There were $773,721 in net fees related to the fundraise as well as 169,283 of shares issued to StartEngine for services performed valued at $99,995. Of the gross proceeds, there was $207,079 placed in escrow and was distributed to the Company on February 18, 2022.

As a part of the fundraise, StartEngine approved a maximum amount of advances by StartEngine on behalf of the Company in the amount of $276,000. Of that amount, $155,000 was utilized by the Company, but was repaid from funds raised resulting in a zero balance owing as of December 31, 2021.

During the year ending December 31, 2022, the Company continued with the Regulation CF raise and sold 1,274 shares of common stock for gross proceeds of $675.

During the year ending December 31, 2022, the Company opened up a Regulation A raise and sold an additional 1,283,378 shares of common stock for gross proceeds of $1,894,930. This included 1,199,323 shares that were issued at $1.58/share. There were an additional 84,055 bonus shares that were issued to certain investors as a part of that raise. There were $343,791 in net fees related to the fundraise. Of the gross proceeds, there was $106,147 placed in escrow to be distributed to the Company subsequent to year end. Currently, $79,610 is estimated to be released in March of 2023 and $26,537 is estimated to be released in June of 2023. As part of the raise, there will be shares issued to the broker in the amount of 1% of the gross proceeds of the raise. As of December 31, 2022, this is estimated to be 11,993 shares for a value of $18,949.

As discussed in NOTE 5 – RELATED PARTY TRANSACTIONS, the Company’s CEO returned 387,451 shares valued at $1.58 per share for a total valuation of $612,173.

NOTE 9 – UNRECOVERABLE COSTS

During the year ended December 31, 2021, the Company was a victim to a scam wherein an e-mail account was hacked and redirected vendor payments to a fraudulent bank account. This resulted in false vendor payments in the amount of $153,872. To date, the Company has been unable to recover any of the fraudulent payments and therefore, those payments are included as unrecoverable costs in other income (expense) on the statement of operations.

See Independent Auditor’s Report and accompanying financial statements.

Item 8.

INDEX TO EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Articles of Incorporation*
2.2	Articles of Amendment to the Articles of Incorporation*
2.3	Bylaws and the Certificate of Amendment to the Bylaws*
2.4	Certificate of Amendment to the Bylaws dated November 19, 2021*
4.1	Form of Subscription Agreement*
6.1	Guinn Partners Consultancy Agreement dated November 1, 2020*
6.2	Loan Agreement and Promissory Note dated February 26, 2020 and amended January 1, 2021 between the company and Glover 38 Holdings, LLC*
6.3	Assignment of Rights dated February 26, 2020*
6.4	Assignment Contract dated January 7, 2019*
6.5	Assignment of patent rights dated March 3, 2021 to the company from G38*

*	Filed with the Company’s Form 1-A (File No. 024-11732) and incorporated by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Hampton, State of Virginia, on April 27, 2023.

Wireless Electrical Grid LAN, WiGL Inc.

By	/s/ Ahmad Glover
Dr. Ahmad Glover, Founder and Chief Executive Officer of
Wireless Electrical Grid LAN, WiGL Inc.

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Ahmad Glover
Dr. Ahmad Glover, Executive Chair of the Board, Chief Executive Officer, Chief Financial Officer Chief Accounting Officer and Director
Date: April 27, 2023